MAG Silver Corp.

July 10, 2007

For Immediate Release

N/R #07-19

MAG & PEÑOLES INTERSECT MORE HIGH GRADE SILVER AND GOLD AT VALDECAÑAS

21.1 metres (16.2 metres true width) grading 1,175 g/t silver

 (34.3 opt), 3.66 g/t gold and 13.56% lead/zinc

Vancouver, B.C….MAG Silver Corp. (TSXV: MAG) (AMEX: MVG) and Industrias Peñoles S.A. B. de C.V. (“Peñoles”) announce results from Holes GD and ID. Hole GD has returned a core length of 21.1 metres (16.2 metres true width) grading 1,175 grams per tonne (g/t) silver (34.3 ounces per ton (opt)), 3.66 g/t gold and 13.56% lead/zinc.**

There is also a separate gold-rich zone in Hole GD which returned 2.45 metres (1.9 metres true width) grading 21.0 g/t gold (0.67 opt), 4,759 g/t silver (138.8 opt) and 23.32% lead/zinc. (See table below for details).

**There are two analytical results within this assay record that are classified as over-limits. From 809.8 to 810.55 metres (0.75 metres) the silver reported was in excess of 10,000 g/t and from 814.45 to 815.55 metres (1.10 metres) the value for lead was in excess of 30.0%. These results are currently calculated using this maximum value and will be restated once the over-limits have been determined. Due to the width and overall grades of silver and lead in Hole GD the analyses are not expected to have an impact on the overall results.

Hole GD was drilled 600 metres west of discovery section “M” and 200 metres west of Holes ID and IE, reported in a press release dated June 12, 2007. The results of GD provide evidence that the high grade nature of the Valdecañas Vein continues to the west and remains open. As previously reported Hole GD also extended the known strike length of the Valdecañas Vein to a minimum of 1,300 metres. The vein still remains open to the east, to the west and down dip.

As expected, Hole ID did not return any significant values. Current interpretation indicates that Hole ID did not intersect the Valdecañas Vein projection due to faulting. The position of the intersection in Hole GD supports this interpretation.  (see longitudinal section attached and www.magsilver.com for diagrams).

Hole #	From	To	Width	Silver	Silver	Gold	Lead	Zinc	True Width
			metres	g/t	opt	g/t	%	%	metres
JI-06-GD	802.80	823.90	21.10	1,175	34.3	3.66	7.79	5.77	16.2
including	804.00	815.55	11.55	1,971	57.5	6.22	12.00	6.77	8.9
including	805.50	810.55	5.05	2,695	78.6	12.91	11.58	6.86	3.9
including	808.10	810.55	2.45	4,759	138.8	21.00	15.65	7.67	1.9
JI-06-ID	Did not intersect vein

These drill results are from the 28,000 metre definition drill program currently underway on the Valdecañas silver/gold vein discovery within the Juanicipio Joint Venture, Fresnillo District, Zacatecas State, Mexico.

About the Joint Venture

Peñoles has earned a 56% interest in the Juanicipio property. MAG Silver Corp. (“MAG”) retains a 44% interest in the property. Peñoles and MAG will now participate in the project as a joint venture and will share expenditures on a pro rata basis, with Peñoles contributing 56% and MAG 44% respectively. Peñoles maintains its position as operator of the project and will present programs to the joint venture management team for joint approval going forward.

The Peñoles/MAG Juanicipio Joint Venture lies 5 kilometres west from the principal production head-frame of the Fresnillo Mine and 1.5 kilometres west from the Saucito Vein, currently undergoing preproduction development with construction of a 600 metre shaft and a 2,200 metre decline.

Quality Assurance and Control:  The samples are shipped directly in security sealed bags to ALS-Chemex Laboratories preparation facility in Hermosillo, Sonora, Mexico (Certification ISO 9001). Samples shipped also include intermittent standards and blanks. Pulp samples are subsequently shipped to ALS-Chemex Laboratories in North Vancouver, Canada for analysis. Two extra pulp samples are also prepared and are analyzed (in progress) by SGS Laboratories (Certification ISO 9001) and Inspectorate Laboratories (Certification ISO 9001) (or other recognized lab). The bulk reject is subsequently sent to CIDT (Center for Investigation and Technical Development) of Peñoles in Monterrey, Mexico for metallurgical testing where a fourth assay for each sample is analyzed and a calculated head grade is received on the basis of a concentrate balance. The CIDT also does a full microscopic, XRF and XRD mineralogical analysis.

Qualified Person: Dr. Peter Megaw, Ph.D., C.P.G., has acted as the qualified person as defined in National Instrument 43-101 for this disclosure and supervised the preparation of the technical information in this release. Dr. Megaw has a Ph.D. in geology and more than 20 years of relevant experience focussed on silver and gold mineralization, and exploration and drilling in Mexico. He is a certified Professional Geologist (CPG 10227) by the American Institute of Professional Geologists and an Arizona registered geologist (ARG 21613). Dr. Megaw is not independent as he is a Director and Shareholder of MAG and is a vendor of one project, other than Juanicipio, whereby he may receive additional shares. Dr. Megaw is satisfied that the results are verified based on an inspection of the core, a review of the sampling procedures, the credentials of the professionals completing the work and the visual nature of the silver and base metal sulphides within in a district where he is familiar with the style and continuity of mineralization.

About Peñoles (www.penoles.com.mx)

Industrias Peñoles, S.A. de C.V. and its subsidiaries make up one of Mexico’s largest industrial conglomerates. Since its founding in 1887, this group has been engaged in the sustainable exploitation of non-renewable natural resources. Peñoles is an integral part of Grupo BAL, a private, diversified group made up of independent Mexican companies ranging from mining to insurance to retail. Peñoles’ productive operations are currently located in Mexico, where it operates the world’s richest silver mine (Fresnillo), the world’s fourth largest metallurgical complex in terms of the value of its production, and the largest sodium sulphate plant in the world. These operations make Peñoles the world’s largest producer of refined silver, metallic bismuth and sodium sulphate, and a leader in Latin America in refined gold, lead and zinc.

About MAG Silver Corp. (www.magsilver.com )

MAG is focused on district scale projects located within the Mexican Silver Belt. Our mission is to become one of the premier companies in the Silver Mining Industry. MAG and its partner Peñoles are delineating a significant new silver vein deposit on the Juanicipio Joint Venture in Zacatecas State, Mexico.  MAG is based in Vancouver, British Columbia, Canada.  Its common shares trade on the TSX-V under the symbol MAG and on the AMEX under the symbol MVG.

On behalf of the Board of

MAG SILVER CORP.

"Dan MacInnis"

President and CEO

For further information on behalf of MAG Silver Corp. Contact Gordon Neal, VP Corp. Development
Website: Phone: Toll free:	www.magsilver.com (604) 630-1399 (866) 630-1399	Email: Fax:	info@magsilver.com (604) 484-4710
For further information on behalf of Industrias Peñoles S.A. de C.V. Contact Emilio Fandiño, Investor Relations
Website: Phone:	www.penoles.com.mx 52 (55) 5279 3250	Email: Fax:	Emilio_Fandino@penoles.com.mx 52 (55) 5279 3217

Neither the TSX Venture Exchange nor the American Stock Exchange has reviewed or accepted responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts that address future mineral production, reserve potential, exploration drilling, exploitation activities and events or developments that MAG expects, are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements.  Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements.  Factors that could cause actual results to differ materially from those in forward-looking statements include changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions.

Please Note:  Investors are urged to consider closely the disclosures in MAG Silver's annual and quarterly reports and other public filings, accessible through the Internet at www.sedar.com and www.sec.gov/edgar/searchedgar/companysearch.html .

July, 2007

Valdecañas Vein - Vertical Longitudinal Section

*Assay Results: True Width (meters) / Ag g/t / Au g/t
g/t (grams per tonne)
Legend
Proposed Hole
In Progress
Completed Hole
Surface
Section G
Section I
Section K
Section M
Section O
Section Q
Section S
JV Boundary
Peñoles
1,300 m
Rhyolites
Lutites and Arenites
QA
SA
JI-03-07
0.3m / 593g/t Ag / 0.53g/t Au
OC
No Recovery
IB
OB
QB
JI-06-MA
0.7m / 12g/t Ag / 0.04g/t Au
JI-07-KC
0.6m / 401g/t Ag / 0.19g/t Au
JI-06-MB
1.5m / 2,210g/t Ag / 6.96g/t Au
IC
QC
GC
JI-06-KD
9.8m / 2,279g/t Ag / 2.66g/t Au
JI-06-MC
7.0m / 1,347g/t Ag / 0.50g/t Au
OD
Hole Lost / No Recovery
JI-07-SD
4.0m / 271g/t Ag / 2.78g/t Au
QD
JI-05-16
5.5m / 1,798g/t Ag / 2.91g/t Au
ID
No Significant Value
JI-06-ME
7.0m @ 1,703g/t Ag, 3.45g/t Au
OE
Hole Lost / No Recovery
OF
QE
SE
JI-07-GD
16.1m / 1,175g/t Ag / 3.66g/t Au
JI-07-KE
4.5m @ 82.7g/t Ag, 0.73g/t Au
JI-07-IE
4.6m / 1,843g/t Ag / 4.43g/t Au
JI-06-MF
7.2m @ 675g/t Ag, 1.43g/t Au
JI-07-MG
4.6m @ 192g/t Ag, 2.29g/t Au
See July 10th press release
200 m
2220
2120
2020
1920
1820
1720
1620
1520
1420
-800
-700
-600
-500
-400
-300
-200
-100
0
100
200
300
400
500
600